Exhibit 99.1

LETTER TO REGISTERED HOLDERS

Ps.8,000,000,000 8.46% Senior Notes Due 2036

which have been registered under the Securities Act of 1933,

for any and all outstanding

unregistered 8.46% Senior Notes Due 2036

of

América Móvil, S.A.B. de C.V.

unconditionally guaranteed by Radiomóvil Dipsa, S.A. de C.V.

pursuant to the prospectus dated October 19, 2007

To Registered Holders:

We are enclosing herewith the material listed below relating to the offer to exchange (the “Exchange Offer”) by América Móvil, S.A.B. de C.V. (the “Company”) up to an aggregate principal amount of Ps.8,000,000,000 of its 8.46% Senior Notes Due 2036 (the “Exchange Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its outstanding unregistered 8.46% Senior Notes Due 2036 (the “Original Notes”), upon the terms and subject to the conditions set forth in the prospectus (the “Prospectus”) dated October 19, 2007.

Enclosed herewith are copies of the following documents:

1.	Prospectus;

2.	Instruction to Registered Holder and/or Book-Entry Transfer Participant from Beneficial Owner; and

3.	Letter which may be sent to your clients for whose account you hold Original Notes in your name or in the name of your nominee, to accompany the instruction form referred to above, for obtaining such client’s instruction with regard to the Exchange Offer.

We urge you to contact your clients promptly. Please note that the Exchange Offer will expire at 5:00 p.m., New York City time, on November 21, 2007 unless it is extended.

The Exchange Offer is not conditioned upon any minimum number of Original Notes being tendered.

By participating in the exchange offer, each holder of Original Notes (a “Holder”) will be deemed to represent to the Company and Radiomóvil Dipsa, S.A. de C.V. (the “Guarantor”) that (i) any Exchange Notes acquired in exchange for Original Notes tendered pursuant to the Exchange Offer will be acquired in the ordinary course of business of the person receiving such Exchange Notes, (ii) neither such Holder nor any person who will receive such Exchange Notes has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of such Exchange Notes in violation of the provisions of the Securities Act, (iii) neither such Holder nor any person who will receive such Exchange Notes is an “affiliate,” as defined in Rule 405 of the Securities Act, of the Company or the Guarantor and (iv) neither such Holder nor any person who will receive such Exchange Notes is engaged in, or intends to engage in, a distribution of the Exchange Notes. If such Holder is a broker-dealer receiving Exchange Notes for its own account, it will represent that it acquired the Original Notes to be exchanged for the Exchange Notes as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such Exchange Notes to the extent required by applicable law or regulation or SEC pronouncement. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, the Holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The enclosed Instruction to Registered Holder and/or Book-Entry Transfer Participant from Beneficial Owner contains an authorization by the beneficial owners of the Original Notes for you to make the foregoing representations.

The Company will not pay any fee or commission to any broker or dealer or to any other persons (other than the Exchange and Information Agents for the Exchange Offer) in connection with the solicitation of tenders of Original Notes pursuant to the Exchange Offer. The Company will pay all transfer taxes, if any, applicable to the Exchange of Original Notes pursuant to the Exchange Offer, on the transfer of Original Notes to it, except as otherwise provided in the Prospectus.

Very truly yours,

América Móvil, S.A.B. de C.V.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE COMPANY, THE EXCHANGE AGENT OR ANY OTHER PERSON, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF THE COMPANY IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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